N2OFF, Inc.

HaPardes 134 (Meshek Sander)

Neve Yarak, Israel

August 20, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	N2OFF, Inc.
Registration Statement on Form S-1 filed on August 6, 2025
File No. 333-289293

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, N2OFF, Inc., hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:15 p.m. Eastern Time, on Friday, August 22, 2025, or as soon as practicable thereafter.

Very truly yours,

N2OFF, Inc.

By:	/s/ David Palach
David Palach
Chief Executive Officer